Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

Boston Financial Qualified Housing Limited Partnership
(Name of Subject Company(issuer))

Park G.P., Inc. (offeror)
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000
(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$262,500	$52.50

* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X]    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$52.50	Filing party:	Park G.P., Inc.
Form or registration no.:	SC TO-T	Date filed:	October 12, 2004

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 12, 2004, as amended and supplemented on November 12, 2004, November 24, 2004 and December 1, 2005 by Park G.P., Inc., a Missouri corporation (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase units (“Units”) of limited partnership interests in BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP (the “Partnership”) at an amended cash purchase price of $65 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 8, 2004 (the “Offer to Purchase”) a copy of which was filed as Exhibit 12.1 to the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Item 11. Additional Information.

         Item 11 is amended and supplemented by the following:

         The Offer expired at 5:00 p.m., Kansas City time, on Wednesday, December 22, 2004. The Purchaser received 680 Units that were validly tendered and not withdrawn pursuant to the Offer, all of which were accepted for payment following the expiration of the Offer. As a result of the Offer, the Purchaser will own 700 Units, representing approximately 1.4% of the 50,000 Units believed to be outstanding. In addition to the 680 Units, an additional 105 Units were tendered to the Purchaser without the necessary documentation, which documentation the Purchaser is still waiting to receive.

         SLCas, L.L.C., a Missouri limited liability company, is the sole shareholder of the Purchaser and is the sole member of Paco Development, L.L.C., a Missouri limited liability company that owns 2,294.5 Units or approximately 4.6% of the 50,000 Units believed to be outstanding.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2005

PARK G.P., INC., a Missouri corporation

By: /s/ Christine Robinson
Christine Robinson, President

SLCas, L.L.C., a Missouri limited liability company

By: /s/ Christine Robinson
Christine Robinson, Manager